UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THRESHOLD PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

885807107
(CUSIP Number)

December 31, 2011
(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*This Amendment No. 2 to Schedule 13G is being filed in order to update our 1st amendment, filed with the Securities and Exchange Commission on February 1, 2010.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

(1) Names of Reporting Persons. Alta BioPharma Partners III, L.P.			
(2) Check The Appropriate Box If A Member Of A Group		(a) (b)	X
(3) SEC Use Only			
(4) Citizenship or Place of Organization Delaware			
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power		3,161,128 (a)
	(6) Shared Voting Power		-0-
	(7) Sole Dispositive Power		3,161,128 (a)
	(8) Shared Dispositive Power		-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,161,128 (a)			
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares			
(11) Percent Of Class Represented By Amount In Row (9) 6.3% (b)			
(12) Type Of Reporting Person PN			

(a) Alta BioPharma Partners III, L.P. ("ABPIII") has sole voting and dispositive control over 2,312,221 shares of common stock ("Common Stock") and warrants to purchase 848,907 shares of Common Stock of Threshold Pharmaceuticals, Inc. (the "Issuer"), except that Alta BioPharma Management III, LLC ("ABMIII"), the general partner of ABPIII, and Farah Champsi ("Champsi"), Edward Hurwitz ("Hurwitz") and Edward Penhoet ("Penhoet"), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.

(b) The percentage set forth in row (11) is based on an aggregate of 49,128,475 shares of Common Stock outstanding as of October 31, 2011 as reported in the Issuer's 10-Q filing for the quarter ended September 30, 2011.

(1) Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG				
(2) Check The Appropriate Box If A Member Of A Group			(a) (b)	X
(3) SEC Use Only				
(4) Citizenship or Place of Organization Germany				
Number Of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power	212,298 (c)	
	(6)	Shared Voting Power	-0-	
	(7)	Sole Dispositive Power	212,298 (c)	
	(8)	Shared Dispositive Power	-0-	
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 212,298 (c)				
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares				
(11) Percent Of Class Represented By Amount In Row (9) 0.4% (b)				
(12) Type Of Reporting Person PN				

(c) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG ("ABPIIIKG") has sole voting and dispositive control over 155,287 shares of Common Stock and warrants to purchase 57,011 shares of Common Stock, except that ABMIII, the managing limited partner of ABPIIIKG, and Champsi, Penhoet, and Hurwitz directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.

(1) Names of Reporting Persons. Alta BioPharma Management III, LLC			
(2) Check The Appropriate Box If A Member Of A Group		(a) (b)	X
(3) SEC Use Only			
(4) Citizenship or Place of Organization Delaware			
Number Of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power	-0-
	(6)	Shared Voting Power	3,373,426 (d)
	(7)	Sole Dispositive Power	-0-
	(8)	Shared Dispositive Power	3,373,426 (d)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,373,426 (d)			
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares			
(11) Percent Of Class Represented By Amount In Row (9) 6.7% (b)			
(12) Type Of Reporting Person OO			

(d) ABMIII shares voting and dispositive power over the 2,312,221 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII and the 155,287 shares of Common Stock and warrants to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG. Additional information about ABPIII is set forth in Attachment A hereto.

(1) Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC				
(2) Check The Appropriate Box If A Member Of A Group			(a) (b)	X
(3) SEC Use Only				
(4) Citizenship or Place of Organization California				
Number Of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power	77,902(e)	
	(6)	Shared Voting Power	-0-	
	(7)	Sole Dispositive Power	77,902(e)	
	(8)	Shared Dispositive Power	-0-	
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 77,902(e)				
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares				
(11) Percent Of Class Represented By Amount In Row (9) 0.2% (b)				
(12) Type Of Reporting Person OO				

(e) Alta Embarcadero BioPharma Partners III, LLC ("AEBPIII") has sole voting and dispositive control over 56,982 shares of Common Stock and warrants to purchase 20,920 shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.

(1) Names of Reporting Persons. Farah Champsi			
(2) Check The Appropriate Box If A Member Of A Group		(a) (b) X	
(3) SEC Use Only			
(4) Citizenship or Place of Organization United States			
Number Of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power	-0-
	(6)	Shared Voting Power	3,451,328 (f)
	(7)	Sole Dispositive Power	-0-
	(8)	Shared Dispositive Power	3,451,328 (f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,451,328 (f)			
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares			
(11) Percent Of Class Represented By Amount In Row (9) 6.9% (b)			
(12) Type Of Reporting Person IN			

(f) Champsi shares voting and dispositive control over the 2,312,221 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII, the 155,287 shares of Common Stock and warrant to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG, and the 56,982 shares of Common Stock and warrant to purchase 20,920 shares of Common Stock beneficially owned by AEBPIII. Additional information about ABPIII is set forth in Attachment A hereto.

(1) Names of Reporting Persons. Edward Penhoet				
(2) Check The Appropriate Box If A Member Of A Group			(a) (b) X	
(3) SEC Use Only				
(4) Citizenship or Place of Organization United States				
Number Of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power		-0-
	(6)	Shared Voting Power		3,451,328 (g)
	(7)	Sole Dispositive Power		-0-
	(8)	Shared Dispositive Power		3,451,328 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,451,328 (g)				
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares				
(11) Percent Of Class Represented By Amount In Row (9) 6.9% (b)				
(12) Type Of Reporting Person IN				

(g) Penhoet shares voting and dispositive control over the 2,312,221 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII, the 155,287 shares of Common Stock and warrant to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG, and the 56,982 shares of Common Stock and warrant to purchase 20,920 shares of Common Stock beneficially owned by AEBPIII. Additional information about ABPIII is set forth in Attachment A hereto.

(1) Names of Reporting Persons. Edward Hurwitz		
(2) Check The Appropriate Box If A Member Of A Group	(a) (b) X	
(3) SEC Use Only		
(4) Citizenship or Place of Organization United States		
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-
	(6) Shared Voting Power	3,451,328 (h)
	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	3,451,328 (h)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,451,328 (h)		
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares		
(11) Percent Of Class Represented By Amount In Row (9) 6.9% (b)		
(12) Type Of Reporting Person IN		

(h) Hurwitz shares voting and dispositive control over the 2,312,221 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII, the 155,287 shares of Common Stock and warrant to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG, and the 56,982 shares of Common Stock and warrant to purchase 20,920 shares of Common Stock beneficially owned by AEBPIII. Additional information about ABPIII is set forth in Attachment A hereto.

Item 1.

(a)   Name of Issuer: Threshold Pharmaceuticals, Inc. ("Issuer")

(b)   Address of Issuer's Principal Executive Offices:

       1300 Seaport Boulevard, Suite 500
       Redwood City, CA 94063

Item 2.

(a)   Name of Person Filing:

Alta BioPharma Partners III, L.P. ("ABPIII")
Alta BioPharma Management III, LLC ("ABMIII")
Alta BioPharma Partners III GmbH & Co. Beteiligungs KG ("ABPIIIKG")
Alta Embarcadero BioPharma Partners III, LLC ("AEBPIII")
Farah Champsi ("FC")
Edward Penhoet ("EP")
Edward Hurwitz ("EH")

(b)   Address of Principal Business Office:

One Embarcadero Center, Suite 3700
San Francisco, CA 94111

(c)   Citizenship/Place of Organization:

Entities:	ABPIII	Delaware
	ABMIII	Delaware
	ABPIIIKG	Germany
	AEBPIII	California

Individuals:	FC	United States
	EP	United States
	EH	United States

(d)   Title of Class of Securities: Common Stock

(e)   CUSIP Number: 885807107

Item 3.   Not applicable.

Item 4   Ownership.

Please see Attachment A

		ABPIII	ABMIII	ABPIIIKG	AEBPIII
(a)	Beneficial Ownership	3,161,128	3,373,426	212,298	77,902
(b)	Percentage of Class	6.3%	6.7%	0.4%	0.2%
(c)	Sole Voting Power	3,161,128	-0-	212,298	77,902
	Shared Voting Power	-0-	3,373,426	-0-	-0-
	Sole Dispositive Power	3,161,128	-0-	212,298	77,902
	Shared Dispositive Power	-0-	3,373,426	-0-	-0-
		FC	EP	EH	
(a)	Beneficial Ownership	3,451,328	3,451,328	3,451,328	
(b)	Percentage of Class	6.9%	6.9%	6.9%	
(c)	Sole Voting Power	-0-	-0-	-0-	
	Shared Voting Power	3,451,328	3,451,328	3,451,328	
	Sole Dispositive Power	-0-	-0-	-0-	
	Shared Dispositive Power	3,451,328	3,451,328	3,451,328	

Item 5.   Ownership of Five Percent or Less of a Class

See Item 4

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.　　Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.　　Notice of Dissolution of Group

Not applicable.

Item 10.　　Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:　　Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2012

Alta BioPharma Partners III, L.P.
By: Alta BioPharma Management III, LLC

Alta BioPharma Management III, LLC

By: /s/ Farah Champsi
     Farah Champsi, Director

By: /s/ Farah Champsi
     Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG
By: Alta BioPharma Management III, LLC

By: /s/ Farah Champsi
     Farah Champsi, Manager

By: /s/ Farah Champsi
     Farah Champsi, Director

     /s/ Farah Champsi
     Farah Champsi

     /s/ Edward Penhoet
     Edward Penhoet

     /s/ Edward Hurwitz
     Edward Hurwitz

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date: January 9, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta BioPharma Partners III, L.P.
By: Alta BioPharma Management III, LLC

By:____/s/ Farah Champsi_____
      Farah Champsi, Director

Alta BioPharma Management III, LLC

By:____/s/ Farah Champsi_____
      Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:____/s/ Farah Champsi_____
      Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG
By: Alta BioPharma Management III, LLC

By:____/s/ Farah Champsi_____
      Farah Champsi, Director

_____/s/ Farah Champsi_____
      Farah Champsi

_____/s/ Edward Penhoet_____
      Edward Penhoet

_____/s/ Edward Hurwitz_____
      Edward Hurwitz

Attachment A

Alta BioPharma Partners III, L.P. beneficially owns 2,312,221 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 155,287 shares of Common Stock and warrants to purchase 57,011 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 56,982 shares Common Stock and warrants to purchase 20,920 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Alta BioPharma Management Partners III, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Hurwitz disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Penhoet disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.